NEWS RELEASE

For Immediate Release

Contact:

Mark H. Harnett

MacKenzie Partners, Inc.

(212) 929-5877

PROXY Governance Joins Glass Lewis Supporting Board

Change at Insituform

New York, New York, May 12, 2008 —PROXY Governance, Inc., a leading independent voting advisory service, has recommended that stockholders of Insituform Technologies, Inc. (Nasdaq: INSU) vote FOR independent candidates Nickolas Vande Steeg, Richard Onses and Disque D. Deane Jr. on the BLUE proxy card being circulated by Water Asset Management.

In its analysis, PROXY Governance noted:

“Structurally, there are few striking differences between the strategic plans proposed by the company and the dissidents. What is striking, however, is that it took a sudden 90% drop in profits, and the destruction of more than four years of share price appreciation, before the board identified the need for a strategic plan to mitigate business cycles by diversifying revenues, balancing geographic market exposure, developing a more adaptive cost structure, and implementing cross-sell and market-adjacency growth strategies. We recognize that the company’s financial performance was generally improving through 2006, and that share prices – despite substantial swings – increased by more than 40% over the four years prior to a disastrous 2007. Given the prominent role of “industry cycles” in the company’s explanation of 2007 results, however, and the extensive strategic weaknesses which its turnaround plan has identified, we question – as we believe any long-term shareholder would question – whether those pre-2007 results were achieved due to, or despite, the guidance of the incumbent board.”

Like proxy advisor Glass Lewis, which also recommends voting for Messrs. Vande Steeg and Deane, PROXY Governance recommends that Insituform shareholders vote the BLUE card and NOT vote the WHITE card.

Water Asset Management urges its fellow stockholders to vote the BLUE card and elect the five highly qualified directors who are committed to creating long term stockholder value for all Insituform stockholders.

Insituform’s Annual Meeting of Stockholders is on Monday May 19, 2008. Stockholders who have questions about the Water Asset Management slate or need assistance in voting their shares should contact MacKenzie Partners, Inc. at 800-322-2885 or by email at proxy@mackenziepartners.com.

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